FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG BANK
THIRD INTERIM DIVIDEND FOR 2012

The Board of Hang Seng Bank Limited has declared a third interim dividend in respect of the year ending 31 December 2012 of HK$1.10 per share.

The Board of Directors of Hang Seng Bank Limited (the 'Bank') today declared a third interim dividend in respect of the year ending 31 December 2012 of HK$1.10 per share, which will be payable on Tuesday, 13 November 2012, to shareholders whose names appear on the Register of Shareholders of the Bank on Friday, 26 October 2012.

The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year of the Bank.

The results for the year ending 31 December 2012 are expected to be announced on Monday, 4 March 2013. It is intended that any fourth interim dividend for 2012 that is announced on that date would be payable on Wednesday, 3 April 2013 to shareholders whose names appear on the Register of Shareholders of the Bank on Wednesday, 20 March 2013.

Register of Shareholders
The Register of Shareholders of the Bank will be closed for one day on Friday, 26 October 2012, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2012, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30pm on Thursday, 25 October 2012. Shares of the Bank will be traded ex-dividend as from Wednesday, 24 October 2012.

Directors
As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Andrew H C Fung, Ms Anita Y M Fung#, Dr Fred Zuliu Hu*, Mr Jenkin Hui*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

#                Non-executive Directors
*           Independent Non-executive Directors

By Order of the Board
C C Li
Secretary

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                     Date: 09 October 2012